UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File No. 000-55432

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: December 31, 2022

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TriLinc Global Impact Fund, LLC

Full Name of Registrant

N/A

Former Name if Applicable

1230 Rosecrans Avenue, Suite 605

Address of Principal Executive Office (Street and Number)

Manhattan Beach, CA 90266

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) within the prescribed period due to the resignation of the registrant's independent registered public accounting firm on February 28, 2023. The registrant is in discussions to engage a new independent registered public accounting firm, but until a new firm is engaged, the filing of the Annual Report will be delayed, which delay could not be eliminated by the Registrant without unreasonable effort and expense.

The registrant expects that when it files the Annual Report, its Consolidated Statement of Operations for the year ended December 31, 2022, will indicate that the Net Change in Net Assets Resulting from Operations decreased by $31.2 million compared to the prior year. This is primarily attributable to an approximate $23.0 million increase in unrealized depreciation on investments year over year. This increase reflects the aggregate impact of fair value adjustments to the investment portfolio. The primary causes of these adjustments were the lingering impact of the recent global pandemic and other negative global economic conditions negatively impacting the performance of the portfolio, particularly in the fourth quarter of 2022.

The estimated results in this filing represent the registrant's preliminary estimates of certain financial results for the year ended December 31, 2022, based on currently available information. The registrant has not yet finalized its consolidated financial statements as of and for the year ended December 31, 2022, and they are not currently available. The registrant's actual results remain subject to the finalization of its Annual Report as well as a review by management and the registrant's board of managers, including the audit committee. As a result, the registrant's actual results could be different from those set forth herein and the differences could be material. Therefore, a reader should not place undue reliance on these preliminary estimates of the registrant's results. The preliminary estimates of the registrant's results included herein have been prepared by, and are the responsibility of, the registrant's management. These preliminary estimates have not been audited, reviewed or compiled by an independent registered public accounting firm. The preliminary estimates presented herein should not be considered a substitute for the information to be filed with the Securities and Exchange Commission ("SEC") in the registrant's Annual Report, once it becomes available.

Forward-Looking Statements

This filing contains forward-looking statements (including, without limitation, statements concerning the filing of the Annual Report and the preliminary estimate of certain results of operations to be reported therein) that are based on the registrant's current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties, including, without limitation, the future operating performance of the borrowers and those risks set forth in the registrant's filings with the SEC. Although these forward-looking statements reflect management's beliefs as to future events, actual events could differ materially from those expressed or implied in these forward-looking statements. Any forward-looking statements presented herein are made only as of the date of this filing, and the registrant does not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark A. Tipton	(310)	874-1142
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).         Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company has provided this information in Part III above.

TriLinc Global Impact Fund, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By: /s/ Mark A. Tipton
Chief Financial Officer